UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42444

YSX TECH. CO., LTD

Room 102, Building 1, No. 22, Huazhou Road

Haizhu District, Guangzhou, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒     Form 40-F   ☐

Results of YSX TECH. CO., LTD’s

Extraordinary General

Meeting of Shareholders

An extraordinary general meeting of shareholders (the “Meeting”) of YSX TECH. CO., LTD (the “Company”) was held at Room 102, Building 1, No. 22, Huazhou Road, Haizhu District, Guangzhou, Guangdong, China on October 19, 2026 at 12:00 a.m. EDT. Registered shareholders, as well as duly appointed proxyholders were able to attend, participate and vote at the Meeting.

At the close of business on September 30, 2026, the record date for determining the holders of the Company’s Class A ordinary shares, par value US$0.0001 each (with each share entitled to one vote), and Class B ordinary shares, par value US$0.0001 each (with each share entitled to 5 votes) (collectively, the “Ordinary Shares”), entitled to vote at the Meeting, there were a total of 31,882,500 issued and outstanding Ordinary Shares. The holders of 23,506,184 Ordinary Shares, representing 44,215,484 votes of the Company were represented in person or by proxy at the Meeting, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	An ordinary resolution to approve the increase of the Company’s authorized share capital (“Proposal One”);

(a)	the Company’s authorised share capital be increased, effective immediately, from US$50,000 divided into (i) 470,000,000 Class A ordinary shares of US$0.0001 par value each and (ii) 30,000,000 Class B ordinary shares of US$0.0001 par value each, to US$220,000,000 divided into (i) 2,000,000,000,000 Class A ordinary shares of US$0.0001 par value each and (ii) 200,000,000,000 Class B ordinary shares of US$0.0001 par value each, by the creation and addition of 1,999,530,000,000 authorised but unissued Class A ordinary shares of US$0.0001 par value each and 199,970,000,000 authorised but unissued Class B ordinary shares of US$0.0001 par value each (the “Authorised Share Capital Increase”).

2.	A special resolution to reduce the notice period to members for convening general meetings from fourteen (14) clear days in the case of an annual general meeting and seven (7) clear days in the case of any general meeting other than an annual general meeting to five (5) clear days for all general meetings (the “Reduction of Notice Period”, or “Proposal Two”).

3.	A special resolution to approve the Company’s adoption of an amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect, among other things, the Authorised Share Capital Increase, the Reduction of Notice Period and certain housekeeping changes (“Proposal Three”).

The results of the vote at the Meeting for the resolutions were as follows:

	For	Against	Abstain
Proposal One	43,988,744	226,740	0
Proposal Two	43,989,513	225,971	0
Proposal Three	43,988,723	226,761	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YSX TECH. CO., LTD
Date: October 20, 2026
	By:	/s/ Jie Xiao
	Name:	Jie Xiao
	Title:	Chief Executive Officer